UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TD Holdings, Inc.

Full name of registrant:

Bat Group, Inc.

Former name if applicable:

25th Floor, Block C, Tairan Building, No. 31 Tairan 8th Road, Futian District

Address of principal executive office (Street and number):

Shenzhen, Guangdong, People’s Republic of China 518000

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 26, 2021, the Audit Committee (the “Audit Committee”) of the Board of Directors of TD Holdings, Inc. (the “Company”), after discussion with the Company’s management, concluded that the Company’s previously issued financial statements contained in the Company’s Quarterly Reports (“2020 Quarterly Reports”) on Form 10-Q for the periods ended March 31, 2020, June 30, 2020, and September 30, 2020 (collectively “Non-Reliance Periods”), originally filed on June 26, 2020, August 14, 2020, and November 13, 2020, respectively, should no longer be relied upon.

The Company was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2021 on a timely basis because the Company requires additional time to finalize the 2020 Quarterly Reports for the Non-Reliance Periods. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed extended filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Renmei Ouyang	+(86)	(0755) 8889-8711
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No
The Company’s Annual Report on Form 10-K for the year ended December 31, 2020 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Company is still working on finalizing the 2020 Quarterly Reports for the Non-Reliance Periods, it is unable to state that there will not be changes for prior periods and the Company cannot estimate on a quantitative basis the amount of such possible changes.

TD HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By	/s/ Renmei Ouyang
Renmei Ouyang
Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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